Exhibit 99.1

News Release

NORBORD REPORTS FIRE AT HIGH LEVEL, ALBERTA MILL

TORONTO, ON (May 5, 2016) – Norbord Inc. (TSX and NYSE: OSB) reported that it has experienced a fire at its OSB mill in High Level, Alberta.

In the afternoon of May 4th, a fire broke out in the mill yard which, as a result of the hot, dry, windy weather conditions in northern Alberta, quickly spread to the log storage area outside the plant. As a precaution, Norbord immediately suspended production at the mill.

Fire crews, including helicopters, have been on site since yesterday afternoon and the fire is currently contained to the log storage area outside. At this time, Norbord is in the process of assessing damage to the mill and the impact to its production schedule.

All non-essential mill employees were safely evacuated and no injuries have been reported.

The High Level, Alberta mill has a stated annual production capacity of 860 million square feet (3/8-inch basis) and has been ramping up towards full production since resuming operations in late 2013. High Level is located approximately 720 kilometres northwest of Edmonton and 400 kilometres west of Fort McMurray. Yesterday’s fire is not believed to be related to any forest fires in the surrounding area.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.7 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

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Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “expect,” “believe,” “forecast,” “likely,” “support,” “target,” “consider,” “continue,” “suggest,” “intend,” “should,” “appear,” “would,” “will,” “will not,” “plan,” “can,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent to a capital intensive industry; ability to realize synergies; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the January 27, 2016 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2015 Management’s Discussion and Analysis dated January 27, 2016 and Q1 2016 Management’s Discussion and Analysis dated April 28, 2016.